UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: August 31, 2015
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FORM 12b-25	SEC FILE NUMBER 333-183492
NOTIFICATION OF LATE FILING	CUSIP NUMBER 761352AC7

(CHECK ONE)	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
Full Name of Registrant

Not Applicable
Former Name if Applicable

Guillermo Gonzalez Camarena No. 2000
Address of Principal Executive Office (Street and Number)

Colonia Centro de Ciudad de Santa Fe, Mexico, D.F. 01376
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 23, 2013, Maxcom Telecomunicaciones S.A.B. de C.V. (“Maxcom”) undertook a restructuring by commencing voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532, in the United States Bankruptcy Court for the District of Delaware to effect the restructuring as set forth in the plan of reorganization, including the issuance of new step-up senior notes. On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s prepackaged Chapter 11 plan of reorganization (the “Plan”). The only class of creditors entitled to vote, the holders of the senior notes issued by the Maxcom due 2014 (the “Old Notes”), voted in favor of the Plan and no party objected to confirmation of the Plan. Pursuant to the terms of the Plan, all classes of creditors were unimpaired and their payments were not affected, except for the holders of Maxcom’s Old Notes, which received (1) the step-up senior notes due 2020 (which include the capitalized interest amount for unpaid interest accrued on the Old Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Old Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Maxcom’s current equity holders pursuant to the terms of the Plan. On October 11, 2013, the Plan became effective and Maxcom emerged from the bankruptcy process. Additionally, jointly with the process and according to the Plan, on October 2, 2013, the new shareholders of the Company arrived with a new business focus in the telecommunications sector. In that regard, the shareholders appointed (i) a new Board of Directors, (ii) Audit Committee, (iii) Chief Executive Officer and (iv) a new management team.

Following the conclusion of the bankruptcy process, an inordinate amount of Maxcom’s managements time and efforts were devoted to various aspects of Maxcom’s operations, including: (i) the implementation of strategic and tactical decisions, (ii) preparation for regulatory reforms in the Mexican telecommunications industry and (iii) implementation of numerous new or modified operational procedures and business processes.

On October 28, 2013, Maxcom’s new Board of Directors, as per recommendation of its Audit Committee, approved the appointment of PricewaterhouseCoopers, S.C. (“PWC”) as the Company’s independent auditor for the fourth quarter of 2013 replacing KPMG Cárdenas Dosal, S.C. (“KPMG”).

As are result of the amount of management’s time and effort required to address the operational issues described above, the process of closing the accounting records subsequent to the end of period was delayed. Due to these delay’s Maxcom is unable to provide it’s Form 20-F for the year ended December 31, 2013 on or before the April 30, 2014 filing deadline without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Armando J. Rivero Laing	[●]	[●]
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ YES	☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ YES	☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2013 will be significantly different then the results of operations for the year ended December 31, 2012.

The Company expects to report Ps.2,505.0 million in net revenues for the year ended December 31, 2013. The Company expects to report an operating loss of Ps.1,216.0 million for the year ended December 31, 2013, primarily as a result of an impairment of fixed assets of Ps.627.2 million, losses in disposals of telephone network systems and equipment of Ps.228.5 million and debt restructuring charges of Ps.212.0 million. The Company expects to report net loss of Ps.1,278.2 million for the year ended December 31, 2013, which reflects operating loss, as well as interest expense.

The results of operations for the year ended December 31, 2013 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s financial statements and audit.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2014	By:	/s/ Armando J. Rivero Laing
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).